Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated December 8, 2010
Relating to Preliminary Prospectus Supplement dated December 8, 2010
Registration No. 333-168891



Common Stock Follow-On Offering

November 2010

Puda Coal, Inc.

Safe Harbor Statement

This presentation contains "forward-looking statements". These statements relate to future events or performance involving known and unknown risks, uncertainties and other factors that could cause the actual results, level of activities, performance or achievements of the Company to differ materially from the results, level of activities, performance or achievements expressed or implied by such statements, including changes from anticipated levels of production and sales, future national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products, marketing existing products, customer acceptance of existing and new products, and other factors. Assumptions relating to foregoing involve judgments with respect to future events and market conditions which are difficult or impossible to predict accurately, and many of which are beyond the Company's control.

Accordingly, although the Company believes that the expectations reflected in such forward-looking statements and the underlining assumptions are reasonable at the time they are made, there can be no assurance that such assumptions and expectations will prove to be correct. The Company will not and has no obligation to update the forward-looking information contained in this presentation. You should not place undue reliance on forward-looking statements.

Puda Coal, Inc.

Disclaimer

Forward looking statements are based on information available at the time they are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause these differences include, but are not limited to:

- uncertainties associated with entering coal mining business as a new business;
- demand for coal, electricity and competing energy sources;
- difficulties in implementing our business strategies;
- reliance on customers honoring existing contracts and entering into new contracts;
- disruption of rail, truck or barge transportation systems that transport our coal;
- our ability to attract and retain skilled labor to meet our needs;
- our ability to purchase coal from various third party sources;
- inherent risks in surface and underground coal mining being subject to unexpected disruptions in our ability to produce coal;
- increases in the price of certain products and commodities used in our mining operations that could impact our production and transportation costs;
- our assumptions regarding economically recoverable coal reserve estimates;
- industry competition and various factors that cause fluctuations in the demand for coal and the price of coal;
- our ability to continue to be able to provide capital necessary to finance our growth strategies amidst tightened credit standards and markets;
- dependence on distributions from our subsidiaries to meet our financial obligations;
- challenges in managing our expanding operations effectively;
- our ability to meet quality specifications required by our customers;
- our dependence on key persons;
- uncertainties relating to our cooperation with co-developers of certain coal mines;
- our principal stockholders, including Mr. Ming Zhao, our chairman, and his brother, have significant control over the company
- defaulting on the payment of obligations secured by the lien held by a company controlled by Mr. Ming Zhao, our chairman, and his family;
- difficulties in collecting receivables incurred by customers with inadequate or unknown creditworthiness;
- certain risks posed by the evolving state of the Chinese economic, political, and legislative and regulatory systems;
- the unanticipated costs due to the unpredictability of the Chinese legal system;
- our ability to remain in compliance with all regulations and the costs associated with them;
- our ability to obtain operating capital due to restriction on Chinese currency;
- currency fluctuations from our Chinese operations and fluctuations in the exchange rate;
- our ability to raise funds in debt or equity markets at terms acceptable to us, or if at all;
- the satisfaction of closing conditions for our coal mine acquisitions;
- the market and geographic condition that may affect coal mine operation and profitability;
- our ability to open the coal mines on a timely basis and to operate and manage coal mines, which is not a sector our company has traditionally operated in;
- the receipt of coal mine license and related government approvals, and the timing of such license and approvals;
- our ability to sell the coal products to customers who are completely new to us given that we have not had such customers in past; and
- other factors discussed in our filings with the SEC.

Puda Coal, Inc.

Offering Summary

ISSUER	Puda Coal, Inc. (NYSE AMEX: PUDA)
OFFERING SIZE	$60 million plus 15% greenshoe
FORM OF OFFERING	Public Offering
SHARES OUTSTANDING	21.2 million (fully diluted) (1)
MARKET CAPITALIZATION	$274 million
USE OF PROCEEDS	Fund announced coal mine acquisitions, capital expenditures and working capital requirements
EXPECTED PRICING	Week of November 29, 2010
PLACEMENT AGENTS	Macquarie Capital and Brean Murray, Carret

Note:
1. Fully diluted shares as of November 10, 2010. Market capitalization as of November 15, 2010 close of $12.91 per share.

Puda Coal, Inc.

Introductions

- **Ming Zhao**
  - Chairman of the Board, President and CEO (2005 – 2008)
  - Key experience with Shanxi Province coal authorities
  - Previous ownership of several coal mines
- **Laby Wu**
  - Chief Financial Officer
  - CFO, Sinoenergy Corporation (2006 – 2008)
  - Senior Auditor, Ernst & Young Hua Ming Accounting Firm (2004 – 2006)
  - Manager and Tax Consultant, HLB- Beijing Yongtuo CPAs (2000 – 2004)
  - Deakin University, MPA; CPA Australia, HKCPA

Investment Highlights

Puda Coal, Inc.

Investment Highlights





Coal Washing
Coal Washing
Coal Washing
Jianhe Coal
Company HQ
Pinglu Coal

- Strategically located in Shanxi Province
  - China's largest coal region
  - Supplies more than 20% of total PRC coal and coke production
- Expanding into coal mining business
  - Selected as one of the major privately owned consolidators
  - Mines acquired for ~2x EBITDA
  - Projected EBITDA margins of > 50%
- Strong cash flow and synergies from legacy coal washing business
- Experienced management team focused on strategic growth and execution

Management Team

Name/Title	Background
Ming Zhao **Chairman of the Board of Directors**	❑ Chairman (2005-present), President & CEO (2005-2008), Puda Coal, Inc. ❑ Co-Founder & CEO, Shanxi Coal (1995 – present) ❑ Principal shareholder
Liping Zhu **President, CEO, Director**	❑ Deputy General Manager, Shanxi Loudong- Junan Coal & Gas Company, a subsidiary of Loudong General Nice Resources (China) Holdings Limited (1997-2008) ❑ 20+ years of executive experience, including ten years tenure in coal industry
Pengxiang Lang **COO**	❑ Vice President of Operations, Shanxi Coal (2002 – 2009) ❑ 13+ years of senior management experience with Shanxi Coking Coal Group
Laby Wu **CFO** **Director of IR**	❑ CFO, Sinoenergy Corporation (Nasdaq: SNEN) (2006 – 2008) ❑ Senior Auditor, Ernst & Young Hua Ming Accounting Firm (2004 – 2006) ❑ Manager and Tax Consultant, HLB- Beijing Yongtuo CPAs (2000 – 2004) ❑ Deakin University, Master of Professional Accounting ❑ CPA Australia, HKCPA

Industry Overview

China's Coal Industry Overview

- Domestic coal demand driven by continued growth in electrical, industrial, and steel sectors
- Supply constraints exist, despite massive coal resources
  - Coal import volumes accelerating
  - Fostering local pricing alignment with seaborne market
  - Shanxi coal production no longer a stranded resource
- Markets bullish on pricing dynamics
  - Coal to remain dominant fuel source for foreseeable future
  - Improved inventory control and price stability as mine ownership becomes less fragmented

Coal Demand End Markets (2010E)


2010E = 2,924 MM Tons
Other 6%
Chemicals 5%
Cement 15%
Power 56%
Steel 18%

Net Coal Exports (Imports)


China Net Coal Exports (Imports)
MM MT
150
100
50
0
(50)
(100)
(150)
2010E imports increased +40% over 2009 levels
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010E

Source: Macquarie Equity Research

Thermal Coal Outlook

- Rise in domestic coal prices driven primarily by a supply shortage
  - Accelerated consolidation of small volume mines
  - Inadequate rail infrastructure inhibits meaningful volumes from northern China
- Favorable demand environment
  - ~ 80% of China's electrical power is generated by coal-fired plants
  - Increased stockpiling for cold winter expectations
- Thermal coal prices have increased 21% year-on-year


Outlook for Domestic Electricity Demand
Domestic Power Consumption (MM GWh)
9% CAGR 2009-2015E
Power Consumption (MM GWh)
7,000
6,250
5,500
4,750
4,000
3,250
2,500
2006
2007
2008
2009
2010E
2011E
2012E
2013E
2014E
2015E


Shanxi Spot Pricing (including VAT)
$US / MT (>5,500 kcal)
$150
$125
$100
$75
$50
$25
$0
$111
$116
$116
Jan-07
May-07
Sep-07
Jan-08
May-08
Sep-08
Jan-09
May-09
Sep-09
Jan-10
May-10
Sep-10
2010E
2011E
2012E

Sources: Macquarie Equity Research, Wall Street Research

Metallurgical Coal Outlook

- China's coking coal prices are largely driven by domestic steel demand
  - Gross margins of steel producers have rebounded from 2009 lows
  - Improved pricing power for coking coal suppliers
- China's raw steel consumption is expected to remain robust, despite policy tightening expectations
  - Demand outlook supported by continued infrastructure build-outs and social housing programs
- Coal input costs represent ~45% of raw steel unit costs

China's Consumption of Raw Steel



7% CAGR 2009-2015E
MM MT
900
750
600
450
300
150
0
2006
2007
2008
2009
2010E
2011E
2012E
2013E
2014E
2015E

Input Costs for Raw Steel (2010E)



Coking Coal 28%
PCI Thermal 2%
Energy Conversion (Thermal) 15%
Grinding 1%
Iron Ore 54%

Source: Macquarie Equity Research

China Coal Industry Restructuring

- Coal resource consolidation program implemented by Provincial authorities
  - Improving safety, efficiency, and environmental impacts
  - Reduces industry fragmentation to achieve production of scale
- Proven operators selected by Provincial governments to consolidate smaller mines
  - Program formalized in Shanxi Province in 2009
  - Program recently expanded to additional Provinces

Supply Impact of Small Mine Closures


Cumulative Capacity Closed
Cumulative Mines Closed
Capacity Closed (MM MT)
Mines Closed (#)
600
450
300
150
0
16,000
13,000
10,000
7,000
4,000
2005
2006
2007
2008
2009

Small Mine Closures

	2005	2006	2007	2008	2009	Total 2005-09
Number of Mines	5,290	2,562	4,011	1,054	1,088	14,005
Capacity (MM MT)	150	110	170	50	50	530

Source: Wall Street Research

Company Overview

Puda Coal, Inc.

Company Overview

- Founded in 1995
- Headquartered in Taiyuan, Shanxi Province, China
- One of the largest non-state owned coal cleaning companies in Shanxi Province
  - 3 coal washing plants
  - Annual capacity of 3.5 million MT
- Appointed as a coal mine "consolidator" by the Shanxi Government[1]
  - 8 thermal coal mines (Pinglu Project)
  - 4 metallurgical coal mines (Jianhe Project)





Note:
1. *Government Approval Regarding the Consolidation of the Mines in Pinglu County (Partial) and Huan Qu County*, Shanxi Province, issued by the Shanxi Province Coal Enterprise Consolidation Leadership Office on September 28, 2009 ("September 29, 2009 Approval"). *Government Approval Regarding the Consolidation of Several Mines in Linfen City and Huo Zhou City*, Shanxi Province issued by the Shanxi Province Coal Enterprise Consolidation Leadership Office on December 18, 2009 ("December 18, 2009 Approval").

Puda Coal, Inc.

Legacy Coal Washing Business

- Legacy business with efficient operations and stable cash flow
- Overview of production process


Coal Production
Coal Cleaning
Coking Coal Production
Steel Production

- Diversified suppliers
  - No supplier constitutes more than 10% of raw coal purchases
  - Long standing relationships
- Long-term customers located in Shanxi Province
  - Primarily coking plants and steel manufacturers
  - 19 major customers, including Baosteel

Puda Coal, Inc.

Coal Mine Consolidation Projects

Project	Pinglu Phase I	Pinglu Phase II	Jianhe
Location	Pinglu County, Shanxi [1]		Huozhou County, Shanxi
Consolidation Plan	8 coal mines into 5 [1]		4 coal mines into 1
Recoverable Reserves (MM MT)	163.9 [2]		23.7 [3]
Coal Type	Primarily Thermal	Primarily Thermal	Metallurgical
Annual Production Capacity (MM MT)	0.9 [1]	2.7 [1]	0.9 [1]
Ownership Stake [4]	100%	40%	TBD
Purchase Price ($MM) [5]	$41.7	$49.6	~$130 to $150
Estimated CapEx Requirements ($MM) [6]	$40.5	$28.2	Co-develop
Current Status	• Purchased mining assets and mining right • Geological report for Da Wa mine has been approved • Awaiting approval of construction plan from Provincial government	• Signed purchase agreements with 4 of 6 coal mines • Application package submitted (geological, safety, construction, environmental)	• Currently 18% shareholder of largest mine (representing 90% of total reserves) of the 4 mines • Negotiating acquisition terms • Currently preparing application package
Estimated Timing of Production (Initial / Full)	1Q11 / 2Q12	1Q11 / 4Q12	TBD

Notes:

1. According to September 29, 2009 Approval and December 18, 2009 Approval (per Note 1 on Slide 15).
2. *Opinion on the Plan of Consolidation of Coal Mines in Pinglu County, Shanxi (Preliminary)* issued by the Shanxi Province Coal Enterprise Consolidation Leadership Office on July 23, 2009
3. *Technical Report for Jianhe Mine*, Shanxi Province issued by the Shanxi Province Geology Company in July 2005 identifies 22.8MM MT of recoverable of reserves for three of the four coal mines consolidated in the Jianhe Project. The remaining 0.9 MM MT of reserves in the fourth mine of the Jianhe Project according to management estimates.
4. Reflects ownership interest of Shanxi Coal, a 90% subsidiary of Puda Coal. Mr. Ming Zhao owns remaining 10% interest in Shanxi Coal. Shanxi Coal is currently negotiating the purchase price and ownership stake for the final two mines acquired as part of Phase II of the Pinglu Project.
5. Shanxi Coal will own a 40% equity interest in the initial four mines consolidated in Phase II of the Pinglu Project. Management expects that Shanxi Coal will own a 32% equity interest in the remaining two mines in Phase II of the Pinglu Project.
6. Reflects net capital expenditure estimates associated with Shanxi Coal's ownership stake.

Puda Coal, Inc.

Recent Achievements

Recent Achievements

Date	Achievement
Jun 2008 – Feb 2009	➢ Formation of new management team under Liping Zhu (CEO), Laby Wu (CFO), and Penxiang Lang (COO)
Sept 2009	➢ Listing on NYSE AMEX ("PUDA")
May 2009 – Mar 2010	➢ Received Shanxi provincial approval to acquire and consolidate smaller mines into larger mines – 8 thermal coal mines (Pinglu Project) – 4 metallurgical coal mines (Jianhe Project)
Feb 2010	➢ Completed $15.6 million public offering of common stock
Jun 2010	➢ Purchased 2 coal mines under Pinglu Phase I – Shanxi Coal subsidiary acquired 100% interest in the Da Wa and Guanyao mines for $41.7 million – Received $35 million loan (RMB 240 million) from Chairman Ming Zhao
Oct – Nov 2010	➢ Signed purchase agreements to acquire 4 of 6 coal mines in Pinglu Phase II – Shanxi Coal subsidiary to purchase 40% equity interest for a total of $28.4 million
Nov 2010	➢ Currently negotiating purchase price for final 2 coal mines in Pinglu Phase II – Shanxi Coal subsidiary in process of negotiating purchase price

Pinglu Path Forward

Puda's management has prepared detailed plans to execute upgrades and increase production of the Pinglu Project

- Process of planned construction upgrades
  - Geological, safety, construction, and environmental reports
  - Upgrades may be enacted concurrently with production
  - Formal production license to be issued upon successful inspection
- Deploy seasoned execution team
  - Reputable EPC firm engaged for turnkey construction
  - Key managers to be retained from legacy mine operations
- Reduced production levels permitted during course of completing construction upgrades
  - Run-rate annualized production levels expected to be 849,000 MT by 4Q11
  - Increasing to full 3.6 MM MT annual capacity by 4Q12

Pinglu Projections

		Design		Construction (2)		Post-construction operation
	Historical Production Capacity (MT) (1)	4Q 2010	1Q 2011	2011	2012	2013
Pinglu Phase I	450,000	Receive remaining approvals	Initiate turnkey construction	Construction, 405,000 TPA production	Facilities start-up, Full capacity	Full capacity, 900,000 TPA (1)
Pinglu Phase II	660,000	Submit plan proposals	Receive construction approvals	Construction, 444,000 TPA production	Construction, 444,000 TPA Facilities start up	Full capacity, 2,700,000 TPA (1)
Total Estimated Production Volumes (MT)	1,110,000	NA	NA	849,000	2,382,000	3,600,000
Estimated Sales Price ($ / MT) (3)				$78.00	$85.80	$94.00
Estimated Cash cost ($ / MT) (4)				$30.30	$31.40	$36.00
Estimated EBITDA Margin ($ / MT) (4)				$47.70	$54.40	$58.00
Estimated Annualized EBITDA ($MM) (4)				$40	$130	$209
Estimated Net EBITDA Contribution to Shanxi Coal ($MM) (4)				$28	$77	$115

Notes:
1. *Information of Coal Mines in Pinglu County* issued by the Bureau of Land Resources Pinglu on June 7, 2010
2. Construction period production capacity according to management estimates based upon assumed timing of the arrival of the construction permits and the assumed timing to complete the construction period. The actual time needed for obtaining the permits could be longer than the assumed time and the actual construction period for certain mines could be shorter or longer than the estimated construction period, which will affect our projections with respect to the future production capacity and financial performance of the mines.
3. Estimated sales price (excluding VAT) based on Shanxi Province thermal coal price (5,500 kcal/kg heating content) as quoted by Tianjin Special Tax Zone bulk commodity pricing website available as of November 2, 2010. Management assumes thermal coal prices will increase 10% on a year by year basis.
4. Management estimates

Puda Coal, Inc.

Pinglu Value

- Total capital investment in Pinglu Project implies ~2x cash flow multiple on projected calendar 2012E EBITDA

Pinglu Project[1]	Purchase Price	CapEx	Total Investment	Gross Production		Estimated Revenue		Estimated EBITDA		Investment / EBITDA	
				2011E	2012E	2011E	2012E	2011E	2012E	2011E	2012E
	$MM	$MM	$MM	Metric Tons (000s)		$MM	$MM	$MM	$MM	x	x
Phase I	$42	$40	$82	405	788	$32	$68	$19	$43	4.3x	1.9x
Phase II	$137	$74	$211	444	1,594	$35	$137	$21	$87	10.0x	2.4x
Total	$179	$114	$293	849	2,382	$66	$204	$40	$130	7.3x	2.3x

Note:
1. Table reflects the overall contribution of the Pinglu Project on a gross basis. Shanxi Coal will own a 40% equity interest in the four mines in Phase II of the Pinglu Project. Management expects that Shanxi Coal will own a 32% equity interest in the remaining two mines in Phase II of the Pinglu Project.

Puda Coal, Inc.

Comparable Company Analysis - China Coal Mining

- **Puda trades at a substantial discount to current forward multiples of comparable listed coal producers in China.**

China Coal Producers Trading Performance [1]

	Share Price	Enterprise Value	Market Cap.	Recoverable Resources	EV / Recov. Resources	EV / EBITDA 2010E	EV / EBITDA 2011E	EV / EBITDA 2012E	P/E 2010E	P/E 2011E	P/E 2012E	Asset Description
Company	$/Share	$MM	$MM	MM MT	$/Metric Ton	x	x	x	x	x	x	
China Coal Energy	$1.70	$24,218	$22,541	15,822	$1.53	9.5x	7.8x	6.9x	14.7x	12.2x	10.7x	Thermal in Shanxi, Xinjiang, Heilongjiang, Inner Mongolia
Yanzhou Coal Mining	$2.97	$16,661	$14,592	2,177	$7.65	8.6x	7.5x	7.1x	12.9x	11.4x	10.2x	Thermal in Yanzhou, Jining, Shanxi, Shandong, Australia
Fushan International Energy	$0.71	$3,881	$3,797	NA	NA	8.4x	7.3x	6.8x	16.2x	13.9x	14.6x	Primarily met coal in Shanxi Province
Hidili Industry	$1.06	$2,684	$2,192	738	$3.64	13.9x	10.4x	7.5x	19.0x	12.8x	9.4x	Primarily met coal in Guizhou, Yunnan Provinces
SouthGobi Resources	$11.11	$1,748	$2,359	406	$4.31	NM	NM	8.9x	NM	NM	19.8x	Primarily thermal coal in Southern Mongolia
				High	**$7.65**	**13.9x**	**10.4x**	**8.9x**	**19.0x**	**13.9x**	**19.8x**	
				Low	**$1.53**	**8.4x**	**7.3x**	**6.8x**	**12.9x**	**11.4x**	**9.4x**	
				Median	**$3.97**	**9.1x**	**7.6x**	**7.1x**	**15.5x**	**12.5x**	**10.7x**	
Puda Coal [2]	$12.91	$237	$274	164	$1.44	6.4x	3.5x	2.0x	11.3x	5.9x	3.3x	Primarily thermal coal in Shanxi Province
Pro Forma Puda Coal [3]	$12.91	$306	$343	164	$1.86	8.2x	4.5x	2.5x	14.1x	7.4x	4.1x	

Notes:
1. Table updated as of November 15, 2010 close. Comparable company analysis per Wall Street median estimates as of November 15, 2010.
2. Forward estimates for Puda Coal take into account the assumed cash flow and earnings contribution from the coal washing business and from the Pinglu Project.
3. Puda Coal's pro forma valuation assumes $69 million equity offering size (including greenshoe) and immediate use of cash proceeds.

Sources: FactSet, Wall Street Equity Research, Management Projections

Sources and Uses

- Puda Coal has substantial capital commitments through 2011YE that will be partially funded via the Offering

Sources of Funds – Through 2011YE ($MM)	
B/S Cash as of Sept. 30, 2010	$80
Offering Net Proceeds	$65
Coal Washing Cash Flow	$35
Total Sources	**$180**

Uses of Funds – Through 2011YE ($MM) [1]	
Acquisition Payments Due	
Pinglu Phase I	$8
Pinglu Phase II	$50
Capital Expenditures	
Pinglu Phase I	$41
Pinglu Phase II	$28
Coal Washing Maintenance CapEx	$8
Increase in Working Capital	$5
Jianhe Project (Partial Payment)	$40
Total Uses	**$180**

Note:

1. This table assumes that Mr. Ming Zhao will extend the term of $35.9 million loan to Putai upon its November 6, 2011 maturity date.

Appendix

Board of Directors

Name / Title	Background
Ming Zhao **Chairman of the Board of Directors**	❑ Chairman, President & CEO (2005 – 2008), Puda Coal, Inc. ❑ Co-Founder & CEO, Shanxi Coal (1995 – present) ❑ Principal shareholder
Lawrence S. Wizel **Chairman of Audit Committee**	❑ Director, American Oriental Biotech Co. Ltd. (NYSE: ABO) ❑ Director, 3SBIO, Inc. (NasdaqGS: SSRX) ❑ Partner, Deloitte & Touche; Leader of the Technology Group in New York (1965 – 2006) ❑ Michigan State University, Bachelor's Degree, CPA
Jianfei Ni **Chairman of Compensation Committee**	❑ Consultant, Shanxi Weide Coal Mine Design & Consulting Company (2006 - Present) ❑ Chief Engineer, Shanxi Yuantong Coal Mine Engineering Design and Consulting Company (2005 – 2006) ❑ Vice President and Chief Engineer, Taiyuan Institute of Coal Design & Research (1978 – 2005)
Dr. C. Mark Tang, **Chairman of Nominating Committee**	❑ Founder & CEO, World Tech Ventures, LLC (2002 – Present) ❑ Instructor, Rutgers University Business School (2004 – 2006) ❑ Ph.D in Biochemistry and Molecular Biology, University of California ❑ MBA from the New York University